EXHIBIT 99.16

CENTRAL GOLD–TRUST

PROXY

ANNUAL MEETING OF UNITHOLDERS

        The undersigned Unitholder of CENTRAL GOLD-TRUST (“Gold-Trust”) hereby appoints J.C. Stefan Spicer of Ancaster, Ontario, or failing him, John S. Elder of Toronto, Ontario, or instead of either of the foregoing,

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of    ________________________________________________________________________________________

as proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the annual meeting of Unitholders of Gold-Trust (the “Meeting”) to be held at The Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario on Thursday, the 5th day of May, 2005 at the hour of 4:30 p.m. (E.D.S.T.) and at any adjournment or adjournments thereof in the same manner, to the same extent and with the same power as if the undersigned were present at the meeting or such adjournment or adjournments thereof; provided, however, that without otherwise limiting the generality of the authorization and power hereby conferred, the proxyholder named above is specifically directed, on any ballot that may be called for, to vote, or to withhold from voting the units registered in the name of the undersigned as specified below:

TO VOTE FOR	TO WITHHOLD FROM VOTING

in respect of the election of eight Trustees;

TO VOTE FOR	TO WITHHOLD FROM VOTING

in respect of the re-appointment of the auditors and authorizing the Trustees to fix their remuneration;

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        The units represented by this proxy will be voted or withheld from voting in accordance with the foregoing directions on any ballot that may be called for and, if a holder specifies a choice with respect to any matter to be acted upon, the units shall be voted accordingly. IF A UNITHOLDER DOES NOT SPECIFY THAT THE UNITS ARE TO BE VOTED OR WITHHELD FROM VOTING WITH RESPECT TO THE STATED RESOLUTIONS, THE UNITS WILL BE VOTED FOR THE RESOLUTION IN RESPECT OF ANY SUCH MATTER AS SET OUT IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR.

        If any amendments or variations to matters identified in the notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting,

this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

(Signature of Unitholder)

Date of Signature:	_________________________________________

Notes:

1. A UNITHOLDER HAS THE RIGHT TO APPOINT AS HIS OR HER PROXYHOLDER A PERSON (WHO NEED NOT BE A UNITHOLDER) TO ATTEND AND TO ACT ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THOSE PERSONS DESIGNATED ABOVE. A holder may do so by inserting the name of such other person in the blank space provided or by completing another proper form of proxy and, in either case, by delivering the completed form of proxy by postal or other delivery to the Secretary of Gold-Trust, for receipt not later than the date preceding the day of the Meeting or by depositing it with the Chairman of the Meeting prior to the commencement of the Meeting.

2. This form of proxy must be dated and signed by the Unitholder or his or her attorney authorized in writing or, if the holder is a corporation, by an officer or attorney thereof duly authorized.

3. If this form of proxy is not dated in the space provided above, it is deemed to bear the date on which it was mailed to Gold-Trust.

4. If it is desired that the units represented by this proxy are to be voted or withheld from voting on any ballot that may be called for with respect to such matter, the appropriate box or boxes above providing for voting or withholding from voting or voting against should be marked with an X or a tick mark v.

5. THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE TRUSTEES OF GOLD-TRUST. 6. THIS PROXY IS FOR USE BY UNITHOLDERS AT THE ANNUAL MEETING OF UNITHOLDERS TO BE HELD ON THURSDAY, MAY 5, 2005 AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.